United States securities and exchange commission logo





                                August 24, 2021

       Amit Walia
       Chief Executive Officer
       Informatica Inc.
       2100 Seaport Boulevard
       Redwood City, California 94063

                                                        Re: Informatica Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 9,
2021
                                                            CIK No. 0001868778

       Dear Mr. Walia:

              We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Audited Consolidated Financial Statements of Ithacalux Topco S.C.A. Notes to Consolidated Financial Statements
       Note 14. Stockholders Equity and Deferred Compensation
       Stock Compensation, page F-45

   1. We note that your revised disclosure indicates that during the year ended December 31,
                                                        2020, you recorded a
$4.2 million return of capital distribution to an affiliate as a reduction in paid-in
capital. Please further clarify the nature of your relationship with the affiliate and the
circumstances resulting in the return of capital distribution. Clarify if you repurchased shares and,
if so, how the repurchase price compared to the fair value of the shares. Clarify the
authoritative accounting literature upon which you are relying in
 Amit Walia
Informatica Inc.
August 24, 2021
Page 2
      accounting for this transaction as a reduction in paid-in-capital.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding the comment on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameAmit Walia
                                                             Division of
Corporation Finance
Comapany NameInformatica Inc.
                                                             Office of
Technology
August 24, 2021 Page 2
cc:       Jeffrey D. Saper
FirstName LastName